UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 10, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON OCTOBER 1Oth, 2022

DATE, TIME AND PLACE: October 10th, 2022, at 09.00 a.m., either in person or by means of videoconference.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Mr. Jaques Horn, Secretary, also attended the meeting.

AGENDA: (1) Presentation on BAD DEBT, its evolution, ongoing processes and initiatives for credit recovery, as well as criteria for recognizing expenses; (2) Presentation on Cyber Security; (3) Presentation on the status of the partnership between the Company and Banco C6; (4) Presentation of the characteristics of short and long-term incentive plans and other forms of variable compensation in force, as well as payment methodologies, if applicable; (5) Availability of documents requested by the members of the Fiscal Council.

CLARIFICATIONS AND RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Presentation on BAD DEBT, its evolution, ongoing processes and initiatives for credit recovery, as well as criteria for recognizing expenses.

Mr. Fabio Mello de Avellar, Chief Revenue Officer of the Company, with support of Messrs. Saverio Demaria, representative of the Customer Relations area, and Renato Estrella, representative of the Commercial, Technical & Staff Planning area, presented the evolution of the Company's BAD DEBT index, the criteria for recognizing expenses related to the matter, in addition to the improvements associated with the SOX, ERM and Audit matters and the evolution of the collection model, according to the material presented, which is filed at the Company's headquarters.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

October 10th, 2022

After the clarifications, the CF members thanked the information provided.

(2) Presentation on Cyber Security.

Mr. Bruno Mutzenbecher Gentil, Business Support Officer of the Company, with support of Mr. Claudio Creo, representative of the Cyber & ICT Security area, presented the premises and main projects of the Cyber Security area, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(3) Presentation on the status of the partnership between the Company and Banco C6.

Messrs. Renato Ciuchini, Director of the New Business & Innovation area, and Jaques Horn, Diretor Jurídico (Legal Officer), with support of Ms. Erika Khalili, representative of the Strategic Litigation area, presented the general conditions and evolution of the partnership signed between the Company and Banco C6, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(4) Presentation of the characteristics of short and long-term incentive plans and other forms of variable compensation in force, as well as payment methodologies, if applicable.

Mr. Marcello Curvelo, representative of the People Management & Workforce Strategy area, presented the characteristics of the short and long-term incentive plans adopted by the Company, including the form and conditions of payment, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

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CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

October 10th, 2022

(5) Availability of documents requested by the members of the Fiscal Council.

Mr. Jaques Horn, Diretor Jurídico (Legal Officer) of the Company, informed that the Company made available the documents recently and formally requested by the members of the Fiscal Council, namely: (i) Minutes of the Board of Directors’ meeting, related to the current year (2022); (ii) Updated Organization Chart; (iii) Report containing information on transactions with related parties, in force in 2022, indicating the nature, term and agreements criteria; (iv) Path of the internal information’s flow regarding occurrences reported in the whistleblowing channels; (v) Policy for the admission of foreign employees (impatriates); (vi) Position of realization of the management compensation’s annual amount approved at the 2022 AGM; and (vii) Information on CVM letters received by the Company, with the report from the Investor Relations area indicating the absence of letters received in fiscal year 2022.

After the clarifications provided to the CF members, all were satisfied with the information presented, and no irregularities were identified, or any reservations were recorded.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 10th, 2022.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 10, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer